Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Excolere Acquisition Corp. on Amendment No. 2 to Form S-1 (Filing No. 333-252946) of our report dated February 10, 2021, except for the second paragraph of Note 8 as to which the date is December 15, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Excolere Acquisition Corp. as of January 25, 2021 and for the period from January 6, 2021 (inception) through January 25, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 15, 2021